Exhibit 5.1

Webull Corporation 200 Carillon Parkway St. Petersburg, Florida 33716	D	+852 3656 6054 +852 3656 6073
	E	nathan.powell@ogier.com rachel.huang@ogier.com

Reference: NMP/RYH/506419.00002

9 July 2025

Dear Sirs

Webull Corporation (the Company)

We have been requested to provide you with an opinion on matters of Cayman Islands law in connection with the Company’s registration statement on Form F-1, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the Commission) under the United States Securities Act of 1933 (the Act), as amended, (including its exhibits, the Registration Statement) related to the offering and sale by the selling shareholder named in the Registration Statement or its permitted transferee(s) (the Selling Shareholder) of up to 75,159,236 class A ordinary shares with US$0.00001 par value each of the Company (each a Class A Ordinary Share, such 75,159,236 Class A Ordinary Shares are collectively referred to as the Resale Shares) as set out in the Registration Statement and in accordance with the terms of the Agreement.

We are furnishing this opinion as Exhibits 5.1 and 23.2 to the Registration Statement.

Unless a contrary intention appears, all capitalised terms used in this opinion have the respective meanings set forth in the Agreement. A reference to a Schedule is a reference to a schedule to this opinion and the headings herein are for convenience only and do not affect the construction of this opinion.

1	Documents examined

For the purposes of giving this opinion, we have examined a copy of the Agreement. In addition, we have the corporate and other documents and conducted the searches listed in Part B of Schedule 1. We have not made any searches or enquiries concerning, and have not examined any documents entered into by or affecting the Company or any other person, save for the searches, enquiries and examinations expressly referred to in Schedule 1.

Ogier Providing advice on British Virgin Islands, Cayman Islands and Guernsey laws Floor 11 Central Tower 28 Queen’s Road Central Central Hong Kong T +852 3656 6000 F +852 3656 6001 ogier.com	Partners Nicholas Plowman Nathan Powell Anthony Oakes Oliver Payne Kate Hodson David Nelson Justin Davis Joanne Collett Dennis Li	Cecilia Li Rachel Huang** Yuki Yan** Florence Chan*‡ Richard Bennett**‡ James Bergstrom‡	* admitted in New Zealand ** admitted in England and Wales ‡ not ordinarily resident in Hong Kong

2	Assumptions

In giving this opinion we have relied upon the assumptions set forth in Schedule 2 without having carried out any independent investigation or verification in respect of those assumptions.

3	Opinions

On the basis of the examinations and assumptions referred to above and subject to the qualifications set forth in Schedule 2 and the limitations set forth below, we are of the opinion that:

Corporate status

(a)	The Company has been duly incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands (the Companies Act).

Resale Shares

(b)	The Resale Shares to be offered and issued by the Company as contemplated by the Registration Statement and the Agreement have been duly authorised for issue and when:

(i)	issued by the Company against payment in full of the consideration thereof (being no less than its aggregate par value) in accordance with the terms set out in the Registration Statement, the Agreement and the Company’s then effective memorandum and articles of association; and

(ii)	such issuance of the Resale Shares has been duly registered in the Company’s register of members as fully paid shares,

will be validly issued, fully paid and non-assessable.

4	Matters not covered

We offer no opinion:

(a)	as to any laws other than the laws of the Cayman Islands, and we have not, for the purposes of this opinion, made any investigation of the laws of any other jurisdiction, and we express no opinion as to the meaning, validity, or effect of references in the Agreement to statutes, rules, regulations, codes or judicial authority of any jurisdiction other than the Cayman Islands;

(b)	except to the extent that this opinion expressly provides otherwise, as to the commercial terms of, or the validity, enforceability or effect of the documents reviewed (or as to how the commercial terms of such documents reflect the intentions of the parties), the accuracy of representations, the fulfilment of warranties or conditions, the occurrence of events of default or terminating events or the existence of any conflicts or inconsistencies among the documents and any other agreements into which the Company may have entered or any other documents; or

(c)	as to whether the acceptance, execution or performance of the Company’s obligations under the documents reviewed by us will result in the breach of or infringe any other agreement, deed or document (other than the Memorandum and Articles of Association) entered into by or binding on the Company.

5	Governing law of this opinion

5.1	This opinion is:

(a)	governed by, and shall be construed in accordance with, the laws of the Cayman Islands;

(b)	limited to the matters expressly stated in it; and

(c)	confined to, and given on the basis of, the laws and practice in the Cayman Islands at the date of this opinion.

5.2	Unless otherwise indicated, a reference to any specific Cayman Islands legislation is a reference to that legislation as amended to, and as in force at, the date of this opinion.

6	Who can rely on this opinion

6.1	We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and also consent to the references to this firm in the Registration Statement under the heading “Legal Matters” and “Enforcement of Civil Liabilities under U.S. Securities Laws”. In the giving of our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

6.2	This opinion may be used only in connection with the Resale Shares while the Registration Statement is effective. With the exception of your professional advisers (acting only in that capacity), it may not be relied upon by any person, other than persons entitled to rely upon it pursuant to the provisions of the Act, without our prior written consent.

Yours faithfully

/s/ Ogier
Ogier

SCHEDULE 1

Documents examined

Part A

The Document

1	The standby equity purchase agreement dated 1 July 2025 entered into and between the Company and YA II PN, LTD. (the Agreement).

Part B

Corporate and other documents

2	The certificate of incorporation of the Company dated 4 September 2019 issued by the Registrar of Companies of the Cayman Islands (the Registrar).

3	The fifth amended and restated memorandum and articles of association of the Company adopted by special resolution passed and effective on 3 December 2024 and effective on 10 April 2025 and filed with the Registrar on 16 April 2025 (the Memorandum and Articles).

4	A Certificate of Good Standing dated 4 July 2025 (the Good Standing Certificate) issued by the Registrar in respect of the Company.

5	A copy of the minutes of the meeting of the board of directors of the Company dated 27 May 2025 (the Board Minutes).

6	The certified true copy of the register of members of the Company dated 10 April 2025 (the Register of Members).

7	The listed register of members of the Company provided to us on 4 July 2025 (the Listed Register of Members).

8	The register of directors and officers of the Company filed with the Registrar on 8 June 2025 (the Register of Directors, and together with the Register of Members and the Listed Register of Members, the Registers).

9	A certificate from a director of the Company dated 9 July 2025 as to certain matters of fact (the Director’s Certificate).

10	The Registration Statement.

11	The Register of Writs maintained by the office of the Clerk of Courts in the Cayman Islands as inspected by us on 8 July 2025.

12	A search on the Cayman Online Registry Information Service conducted against the Company at the Registrar on 8 July 2025 (the CORIS Search).

SCHEDULE 2

Assumptions

Assumptions of general application

1	All original documents examined by us are authentic and complete.

2	All copy documents examined by us (whether in facsimile, electronic or other form) conform to the originals and those originals are authentic and complete.

3	All signatures, seals, dates, stamps and markings (whether on original or copy documents) are genuine.

4	Each of the Registers, the Good Standing Certificate and the Director’s Certificate is accurate and complete as at the date of this opinion.

5	Where any document has been provided to us in draft or undated form, that document has been executed by all parties in materially the form provided to us and, where we have been provided with successive drafts of a document marked to show changes from a previous draft, all such changes have been accurately marked.

6	There will be no intervening circumstance relevant to this opinion between the date hereof and the date upon which the Resale Shares are issued.

7	The CORIS Search which we have examined is accurate and that the information disclosed by the CORIS Search is true and complete and that such information has not since been altered.

Status, authorisation and execution

8	Each of the parties to the Agreement other than the Company is duly incorporated, formed or organised (as applicable), validly existing and in good standing under all relevant laws.

9	Any individuals who are parties to the Agreement, or who sign or have signed documents or give information on which we rely, have the legal capacity under all relevant laws (including the laws of the Cayman Islands) to enter into and perform their obligations under such Agreement, sign such documents and give such information.

10	The Agreement has been duly authorised, executed and unconditionally delivered by or on behalf of all parties to it in accordance with all applicable laws (other than, in the case of the Company, the laws of the Cayman Islands).

11	In authorising the execution and delivery of the Agreement by the Company, the exercise of its rights and performance of its obligations under the Agreement, each of the directors of the Company has acted in good faith with a view to the best interests of the Company and has exercised the standard of care, diligence and skill that is required of him.

12	The Agreement has been duly executed and unconditionally delivered by the Company in the manner authorised in the Board Minutes.

13	The Agreement is (or will be) legal, valid, binding and enforceable against all relevant parties in accordance with its terms under its governing law and all other relevant laws (other than, in the case of the Company, the laws of the Cayman Islands).

14	There are no agreements, documents or arrangements (other than the documents expressly referred to in this opinion as having been examined by us) that materially affect or modify the contents of our opinion.

15	The Board Minutes remains in full force and effect and that the resolutions referred to therein remain in full force and effect.

16	Each director of the Company at the time of passing the resolutions contained in each of the Board Minutes referred to in this opinion had fully disclosed his or her financial interest in or other relationship with a party to the transaction approved in the relevant resolution (if any), and has acted in good faith with a view to the best interests of the Company and has exercised the standard of care, diligence and skill that is required of him or her.

Enforceability

17	The Agreement is legal, valid, binding and enforceable against all relevant parties in accordance with its terms under governing law of the Agreement and all other relevant laws (other than, in the case of the Company, the laws of the Cayman Islands).

18	If an obligation is to be performed in a jurisdiction outside the Cayman Islands, its performance will not be contrary to an official directive, impossible or illegal under the laws of that jurisdiction.

19	No moneys paid to or for the account of any party under the Agreement represent, or will represent, criminal property or terrorist property (as defined in the Proceeds of Crime Act (Revised), and the Terrorism Act (Revised) respectively). None of the parties to the Agreement is acting or will act in relation to the transactions contemplated by the Agreement, in a manner inconsistent with sanctions imposed by Cayman Islands authorities, or United Nations or United Kingdom sanctions or measures extended by statutory instrument to the Cayman Islands by orders of His Majesty in Council.

20	None of the opinions expressed herein will be adversely affected by the laws or public policies of any jurisdiction other than the Cayman Islands. In particular, but without limitation to the previous sentence:

(a)	the laws or public policies of any jurisdiction other than the Cayman Islands will not adversely affect the capacity or authority of the Company; and

(b)	neither the execution or delivery of the Agreement nor the exercise by any party to the Agreement of its rights or the performance of its obligations under them contravene those laws or public policies.

21	There are no agreements, documents or arrangements (other than the documents expressly referred to in this opinion as having been examined by us) that materially affect or modify the Agreement or the transactions contemplated by them or restrict the powers and authority of the Company in any way.

22	None of the transactions contemplated by the Agreement relate to any partnership interests, shares, voting rights in a Cayman Islands company, limited liability company, limited liability partnership, limited partnership, foundation company, exempted limited partnership, or any other person that may be prescribed in regulations from time to time (a Legal Person) or to the ultimate effective control over the management of a Legal Person (the Relevant Interests) that are subject to a restrictions notice issued pursuant to the Beneficial Ownership Transparency Act (Revised) of the Cayman Islands (a Restrictions Notice).

Resale Shares

23	The Company will not, from the date of this opinion, undertake any further issuance, allotment or reservation of shares, or enter into any contractual commitments to issue, allot or reserve any new shares for any purposes other than the shares required to be issued pursuant to the Agreement.

24	The Resale Shares to be issued shall be issued at an issue price in excess of the par value thereof.

25	Issuance of any Resale Shares, at such time of issuance, would not result in the Company exceeding its authorised number of shares; and upon the issue of any Resale Shares, the Company would receive consideration for the full issue price thereof which should be equal to at least the par value thereof and that such issuance would be duly registered, and would continue to be registered, in the Company’s register of members.

Register of Writs

26	The Register of Writs constitutes a complete and accurate record of the proceedings affecting the Company before the Grand Court as at the time we conducted our investigation of such Register.

SCHEDULE 3

Qualifications

Good Standing

1	Under the Companies Act, annual returns in respect of the Company must be filed with the Registrar of Companies (the Registrar of Companies), together with payment of annual filing fees. A failure to file annual returns and pay annual filing fees may result in the Company being struck off the Register of Companies, following which its assets will vest in the Financial Secretary of the Cayman Islands and will be subject to disposition or retention for the benefit of the public of the Cayman Islands.

2	In good standing means only that as of the date of the Good Standing Certificate the Company is up-to-date with the filing of its annual returns and payment of annual fees with the Registrar of Companies. We have made no enquiries into the Company’s good standing with respect to any filings or payment of fees, or both, that it may be required to make under the laws of the Cayman Islands other than the Companies Act.

Limited liability

3	We are not aware of any Cayman Islands authority as to when the courts would set aside the limited liability of a shareholder in a Cayman Islands company. Our opinion on the subject is based on the Companies Act and English common law authorities, the latter of which are persuasive but not binding in the courts of the Cayman Islands. Under English authorities, circumstances in which a court would attribute personal liability to a shareholder are very limited, and include: (a) such shareholder expressly assuming direct liability (such as a guarantee); (b) the company acting as the agent of such shareholder; (c) the company being incorporated by or at the behest of such shareholder for the purpose of committing or furthering such shareholder’s fraud, or for a sham transaction otherwise carried out by such shareholder. In the absence of these circumstances, we are of the opinion that a Cayman Islands’ court would have no grounds to set aside the limited liability of a shareholder.

Non-Assessable

4	In this opinion, the phrase “non-assessable” means, with respect to the Class A Ordinary Shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Class A Ordinary Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

Register of Writs

5	Our examination of the Register of Writs cannot conclusively reveal whether or not there is:

(a)	any current or pending litigation in the Cayman Islands against the Company; or

(b)	any application for the winding up or dissolution of the Company or the appointment of any liquidator, trustee in bankruptcy or restructuring officer in respect of the Company or any of its assets,

as notice of these matters might not be entered on the Register of Writs immediately or updated expeditiously or the court file associated with the matter or the matter itself may not be publicly available (for example, due to sealing orders having been made). Furthermore, we have not conducted a search of the summary court. Claims in the summary court are limited to a maximum of CI $20,000.

Choice of law

6	Where the Proper Law of the Agreement is not Cayman Islands law:

(a)	the courts of the Cayman Islands will not recognise the choice of its Proper Law as the governing law of the Agreement to the extent that such choice of Proper Law would be incompatible with the public policy of Cayman Islands law; and

(b)	in any action brought in respect of the Agreement in the courts of the Cayman Islands, those courts will not apply its Proper Law unless that law is pleaded and proved in the courts of the Cayman Islands, nor will they apply that law:

(i)	to matters of procedure; and

(ii)	to the extent the application of that Proper Law would be incompatible with the public policy of Cayman Islands law or contrary to mandatorily-applicable provisions of Cayman Islands law.

Enforceability

7	In this opinion, the term “enforceable” means that the relevant obligations are of a type that the courts of the Cayman Islands will ordinarily enforce, but it does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular, but without limitation:

(a)	enforcement may be limited by insolvency or similar laws affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. In particular, equitable remedies, such as specific performance and injunction, will only be granted by a court in its discretion and may not be available where the court considers damages to be an adequate remedy;

(c)	a claim may be barred by statutes of limitation, or it may be or become subject to defences of set-off, abatement, laches or counterclaim and the doctrines of estoppel, waiver, election, forbearance or abandonment;

(d)	a court may refuse to allow unjust enrichment;

(e)	a person who is not a party to the Agreement that is governed by Cayman Islands law may not have the benefit of and may not be able to enforce its terms except to the extent that the Agreement expressly provides that the third party may, in its own right, enforce such rights (subject to and in accordance with the Contracts (Rights of Third Parties) Act (Revised);

(f)	enforcement of an obligation of a party under the Agreement may be invalidated or vitiated by reason of fraud, duress, misrepresentation or undue influence or it may be limited by Cayman Islands law dealing with frustration of contracts;

(g)	a provision of the Agreement that fetters any statutory power of a Cayman Islands’ company, such as a provision restricting the company’s power to commence its winding up, to alter its memorandum and articles of association or to increase its share capital, may not be enforceable;

(h)	the effectiveness of a provision in the Agreement releasing a party from a liability or duty otherwise owed may be limited by law;

(i)	a court will not enforce a provision of the Agreement to the extent that it may be illegal or contrary to public policy in the Cayman Islands or purports to bar a party unconditionally from, seeking any relief from the courts of the Cayman Islands or any other court or tribunal chosen by the parties;

(j)	a provision of the Agreement is construed as being penal in nature, in that it provides that a breach of a primary obligation results in a secondary obligation that imposes a detriment on the contract-breaker out of all proportion to any legitimate interest of the innocent party in the enforcement of the primary obligation will not be enforceable (and we express no opinion as to whether such a provision is proportionate);

(k)	a court may refuse to give effect to a provision in the Agreement (including a provision that relates to contractual interest on a judgment debt) that it considers usurious;

(l)	a court may not enforce a provision of the Agreement to the extent that the transactions contemplated by it contravene economic or other sanctions imposed in respect of certain states or jurisdictions by a treaty, law, order or regulation applicable to the Cayman Islands;

(m)	a court may refuse to give effect to a provision in the Agreement that involves the enforcement of any foreign revenue or penal laws;

(n)	where a contract provides for the payment of legal fees and expenses incurred by a party to that contract in enforcing the contract, a party who succeeds in enforcing the contract is entitled to recover by court judgment the amount of the legal fees and expenses found to be due under the terms of the contract. In all other cases, costs of legal proceedings can only be recovered from another party to the proceedings by a court order, which is a matter for the discretion of the court, and such costs are liable to taxation (assessment by the court); and

(o)	enforcement or performance of any provision in the Agreement which relates to a Relevant Interest may be prohibited or restricted if any such Relevant Interest is or becomes subject to a Restrictions Notice.

A court may determine in its discretion the extent of enforceability of a provision of the Agreement that provides for or requires, as the case may be:

(p)	severability of any provision of the Agreement held to be illegal or unenforceable;

(q)	any calculation, determination or certificate to be conclusive or binding, including if that calculation, determination or certificate is fraudulent or manifestly inaccurate or has an unreasonable or arbitrary basis;

(r)	the vesting in a party of a discretion or of a power to determine a matter in its opinion, if that discretion is exercised unreasonably or the opinion is not based on reasonable grounds; or

(s)	written amendments or waivers of the Agreement, if a purported amendment or waiver is effected by oral agreement or course of conduct,

(t)	and we express no opinion on any provisions of that type.

8	The law of the Cayman Islands may not recognise a difference between negligence and gross negligence.

9	Where the Agreement is dated “as of” a specific date, although the parties to that Agreement have agreed between themselves that, as a matter of contract and to the extent possible, their rights and obligations under it take effect from a date prior to the date of execution and delivery, the Agreement still comes into effect on the date it is actually executed and delivered. Rights of third parties under that Agreement also take effect from the date the Agreement is actually executed and delivered, rather than the “as of” date.

Jurisdiction clauses

10	Exclusive jurisdiction: Notwithstanding any provision of the Agreement providing for the exclusive jurisdiction of the courts of another country, the courts of the Cayman Islands may not stay or strike out proceedings brought in contravention of such a provision if the claimant shows that it is just and proper to allow such proceedings to continue. In relation to some matters the courts of the place of incorporation have exclusive jurisdiction and, where that place of incorporation or registration is not the Cayman Islands, the Cayman Islands court will not accept jurisdiction.

11	Non-exclusive jurisdiction: Notwithstanding any provision of the Agreement providing for the non-exclusive jurisdiction of the courts of another country, a Cayman Islands court will only refuse leave to serve a writ outside of the Cayman Islands if the Cayman Islands are not the most appropriate forum and will only stay or strike out proceedings if pursuing the case in the Cayman Islands court would be vexatious or oppressive. There is no presumption that the nomination of a non-exclusive forum will give priority to that forum over the Cayman Islands.

Stamp duty

12	Cayman Islands stamp duty will be payable if the Agreement is executed in, or brought to, the Cayman Islands (including being produced to a court of the Cayman Islands).

Legal ownership of shares

13	Our opinion refers solely to the legal owners of the shares in the Company as disclosed in the Register of Members. We make no comment as to the underlying beneficial owners of the shares.